

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2010

Mr. Tuck Wing Pang
Chief Financial Officer
Sinocom Pharmaceutical, Inc.
Room 3, 21/F, Far East Consortium Building
121 Des Voeux Road
Central, Hong Kong

   Re: Sinocom Pharmaceutical, Inc.
     Item 4.01 Form 8-K
     Filed August 10, 2010
     File No. 0-53213

Dear Mr. Pang:

  We have completed our review of your filing and do not have any further comments at this time.

          Sincerely,

          Ryan C. Milne
          Accounting Branch Chief

cc: Gary S. Joiner, Esq.
    Fax: (303) 494-6309